                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                   FILING NO. 1 FOR THE MONTH OF JANUARY 2004

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F [X]      Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [  ]       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

________________________________________________________________________________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

At the meeting of the Board of Directors of the Industrial Development Bank of Israel Limited ("Registrant") which was held on November 30, 2003, it was resolved to approve the Registrant's unaudited financial statements as of September 30, 2003.

A translation of the Financial Report as of September 30, 2003 issued by the Registrant is included as Exhibit 1 to this Form 6-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          INDUSTRIAL DEVELOPMENT BANK
                                          OF ISRAEL LIMITED


Date: January 13, 2004                    By: /s/ Michael Warzager
                                              --------------------------------
                                                  Michael Warzager
                                                  General Counsel


                                          By: /s/ Natan Atlas
                                              --------------------------------
                                                  Natan Atlas
                                                  General Secretary

                           THE INDUSTRIAL DEVELOPMENT
                             BANK OF ISRAEL LIMITED


                              FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 2003

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                      SEPTEMBER 30, 2003 REPORT (UNAUDITED)



CONTENTS

                                                                            PAGE

Report of the Board of Directors                                               2


Management Review                                                             17


Condensed Financial Statements as of September 30, 2003 and Annexes           23






--------------------------------------------------------------------------------

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

--------------------------------------------------------------------------------

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
CONDENSED REPORT OF THE BOARD OF DIRECTORS OF THE BANK
TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

GENERAL

At the meeting of the Board of Directors held on November 30, 2003, it was resolved to approve the unaudited financial statements of the Bank as of September 30, 2003.

The financial statements are presented in accordance with the directives of the Supervisor of Banks. The data included in the financial statements is adjusted for inflation and stated in terms of NIS of September 2003.

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank was granted an extraordinary credit line by Bank of Israel, and the Government passed a resolution (which was adopted by the Bank's Board of Directors) to sell the assets and liabilities of the Bank within a number of months. In view of the difficulties which arose in trying to realize this resolution and to sell the asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of Directors resolved on February 27, 2003 to adopt the principles of the "Run-Off" plan prepared by a staff of outside consultants. The major part of the plan is a controlled sell-off of the credit assets of the Bank over a four-year period.

On July 29, 2003 the Ministerial Committee for Society and Economy (Society and Economy Cabinet) approved the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The main principles of the decision are as follows:

- The assets of the Bank are to be sold in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

- The Government has noted before it the announcement of the Governor of Bank of Israel regarding his agreement to continue to put a credit line at the disposal of the Bank for a period of 36 months, at an interest rate not exceeding (from then on) the interest rate of Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

- The Bank will not use the extraordinary credit line or other sources for the purpose of providing new credit.

- If 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to Bank of Israel within an additional period of 12 months.

- The Government has noted before it the announcement of Bank of Israel that it will consider reducing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

- The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative plan for selling the asset and liability portfolio of the Bank, "all or nothing" or by other sale methods, along with implementation of the plan.

It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of selling the assets of the Bank within 36 months in a controlled process.

The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

THE EXTRAORDINARY LINE OF CREDIT FROM THE BANK OF ISRAEL

In light of the liquidity problems of the Bank, on August 22, 2002 it requested from the Governor of the Bank of Israel an extraordinary credit line.

On September 9, 2002, the Governor notified the Bank as to his decision to place at the disposal of the Bank an extraordinary credit line, the major terms of which are as follows:

- The Bank will be able to receive the extraordinary credit from the Bank of Israel to the extent necessary to bridge the Bank's liquidity needs so that it can fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

- The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate" plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line (hereinafter - the credit commission).

- The extraordinary credit line will expire on the earlier of May 10, 2003 or the sale of the Bank's banking activity. However, the Governor of Bank of Israel reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

- The granting of the credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

On September 10, 2002, the extraordinary credit line and its conditions were approved by the Bank's Board of Directors, and on October 24, 2002 by the General Meeting of the Shareholders.

On November 14, 2002, the extraordinary credit line was granted to the Bank and the Bank signed a debenture in favor of Bank of Israel. The amount of the framework at that date was set at NIS 2.2 billion.

As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating pledge on all of its assets, with the exclusion of certain assets.

For further information regarding the pledge, see Note 17 to the financial statements of the Bank as of December 31, 2002.

The extraordinary credit line, which was originally placed at the disposal of the Bank until May 10, 2003, was extended a number of times by one month periods until the Government decided to adopt the "Run-off" plan.

Following the decision of the Government to adopt the "Run-off" plan, on September 1, 2003 the Governor of Bank of Israel gave notice of a number of changes in the conditions of the credit line.

The principal changes are as follows:

-    The repayment date will be no later than August 1, 2006.

- The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to Bank of Israel by the Bank.

- Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets.

- The total credit to the public will not exceed its balance as at July 31, 2003 and it will go down. Any deviation will be considered by Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

- Limitations were set on the Bank's volume of activity with respect to the receipt of deposits.

- The credit commission in respect of the unutilized credit will be calculated on the difference between the amount of the credit line and 105% of its utilized amount.

The Bank has requested from Bank of Israel certain clarifications regarding the aforementioned changes and it expects to receive them soon.

After a number of reductions were made in the last year in the "Bank of Israel rate", on September 30, 2003 this interest rate was 6.1% p.a.

The Bank is of the opinion that Bank of Israel should credit it with all the amounts of interest deriving from the interest in excess of the "Bank of Israel rate" which were charged to it by Bank of Israel from when it first needed credit from Bank of Israel (August 2002) and until the Government decided to adopt the "Run-off" plan (July 29, 2003), including charges in respect of occasional deviations from the line of credit and/or liquidity deficits the Bank had in the aforementioned period (deviations and deficits regarding which the Bank was charged interest at the rate of 48% p.a., an adjusted rate of interest of 61%). The total amount of the excess interest (beyond the "Bank of Israel rate") which the Bank believes is due to it is NIS 66 million. Even though the Governor of Bank of Israel gave a negative response to the Bank's request on this matter, the Bank intends to continue to try to receive a credit for the interest.

The utilized balance of the extraordinary credit line from the Bank of Israel (not including interest accrued but not yet charged) as of September 30, 2003, was NIS 2,005 million. On November 26, 2003, the balance was NIS 2,113 million. These balances are lower than the credit line stipulated in the letter of the Governor from September 1, 2003.

The total amount of the interest to Bank of Israel that was included in the Bank's financing expenses in the first three quarters of 2003 was NIS 166.5 million. Of this amount, NIS 36 million is in respect of interest in excess of the "Bank of Israel rate".

THE RUN-OFF PLAN

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006 by way of collection of some of the credit and a segmented sale of some of the other credit and a significant reduction in manpower and in operating expenses, subject to the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the "Run-Off" plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

In addition, the Board of Directors also decided to approve the extensive and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result there has been a significant increase in the Bank's collection costs and legal expenses.

As part of the implementation of the "Run-Off" plan, the Bank has already reduced and/or ceased activities it previously conducted. The Bank has significantly reduced its foreign currency and foreign trade activity, and it has almost completely discontinued the following activities: maintenance of a transaction room (for customers), maintenance of current accounts and securities accounts (for private customers), making grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff. The number of Bank employees, which as at January 1, 2002 was 170, was reduced to 89 by September 30, 2003. It is planned to reduce this number before the end of 2003.

In addition to the significant reduction in salary expenses because of the reduction in the number of employees and the salary cutbacks that were made at the beginning of 2003, the Bank is also taking energetic steps to significantly reduce operating costs that have the elasticity to be reduced over the immediate term.

As part of these steps, the Bank moved to new offices in September 2003, which are two thirds smaller than the previous office space of the Bank. The rent per square meter of these offices is significantly lower than the rent the Bank had been paying until then.

Furthermore, the Bank decided that its computer services would be outsourced, and after examining a number of offers it reached an agreement with a leading company in the field. The management of the Bank believes that a transition to outsourcing will lead to a significant saving in the computer expenses the Bank would have otherwise incurred.

As a direct result of the Bank's policy and the great efforts it has been investing in collecting its credit, the Bank has significantly reduced the balance of the credit still held by the public. This balance (not including loans with State guarantees to a certain Government company), which at December 31, 2001, stood at the amount of NIS 5,259 million, reached an amount of NIS 4,000 million on December 31, 2002, an amount of NIS 3,023 million on September 30, 2003 and an amount of NIS 2,924 million on November 26, 2003. Even after taking into consideration the allowances for doubtful debts that were set up during this period, the amount of credit that was collected is considerable.

As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of September 30, 2003 was NIS 660 million, compared with NIS 3,612 million on June 30, 2002, and NIS 1,297 million on December 31, 2002. On November 26, 2003, the balance amounted to NIS 625 million.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.

CAPITAL ADEQUACY

On September 30, 2003, the Bank's minimum capital ratio was negative and was (0.24%), compared with 2.86% on December 31, 2002, and the 9% stipulated in Proper Banking Procedures.

On November 26, 2003 the Supervisor of Banks notified the Bank of the canceling of his previous decision according to which the Bank had to comply with a minimum capital ratio of 15%.

In accordance with Proper Banking Procedures, the "minimum capital ratio" is the proportion between the capital of a bank and its risk components, while for the purpose of calculating the capital the aforementioned Procedures distinguish between "first tier capital" and "second tier capital", and provide a limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration. In accordance with the definitions in the aforementioned Procedures, all the preferred shares of the Bank, which constitute the main part of its capital, are included in the "second tier capital" and not in the "first tier capital", but due to the sharp decline in the Bank's "first tier capital" and it becoming "negative capital" and the aforementioned limitation regarding the calculation of the capital, all the "second tier capital" of the Bank remains unutilized in the calculation of the minimum capital ratio (thus as at September 30, 2003, "second tier capital" in the total amount of NIS 554 million remains unutilized).

In the opinion of the Bank's Board of Directors, in the present circumstances of the Bank, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

According to Directive 315 of the Directives for Proper Banking Procedures, a banking institution must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control and to the indebtedness of related parties.

As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, as described above, a large part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking institution is required to make an additional allowance for doubtful debts if the total liabilities of a certain segment to the banking institution exceed 20% of the total liabilities of the public to the banking institution (hereinafter - "the limit on segment indebtedness").

Since the Bank has stopped providing new credit and it focuses on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various segments has decreased and it may on occasion deviate from the limit on segment indebtedness.

The Bank petitioned the Bank of Israel with a request to exempt the Bank from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of Banks exempted the Bank from the requirement to increase the additional allowance for doubtful debts in its interim financial statements as of March 31, 2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of controls in corporate entities.

In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the Bank's plan to reduce it activity and the commitment of the Government to repay the extraordinary credit line of Bank of Israel:

A. He exempts the Bank from increasing in its financial statements as of September 30, 2003 and thereafter, the additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of segment indebtedness.

B. He allows the Bank to reduce the additional allowance it made in respect of the deviation from the aforementioned limits in the last quarter of 2002.

C. He allows the Bank to reduce the additional allowance it made in the past in respect of the deviation from indebtedness of related parties.

Accordingly, in the Bank's financial statements as of September 30, 2003, the Bank did not increase the additional allowance for doubtful debts in respect of deviations from the aforementioned limits, and the additional allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled.

It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on the results of operations.

CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank and after the Bank
- with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares is NIS 47.6 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS 8.9 million is in respect of the third quarter of 2003 and NIS 26.8 million is in respect of the first three quarters of 2003.

See Note 5 of the financial statements for details on the cessation of dividend distribution and the issue of accruing interest on the perpetual deposits with the Ministry of Finance.

LITIGATION AND WRITS OF INDEMNIFICATION FOR SENIOR OFFICERS

Notes 7 and 8 of the financial statements present information regarding the significant legal claims filed against the Bank and regarding the writs of indemnification issued for the Bank's senior officers.

INSURANCE OF DIRECTORS AND SENIOR OFFICERS

On July 31, 2003 the insurance policy of the Bank's directors and senior officers, which was in effect from August 1, 2002, came to an end. The Bank received an offer for a new insurance policy for the period from August 1, 2003 to July 31, 2004, in an amount that is considerably lower than the policy that had ended and at a premium that is considerably higher than that of the aforementioned policy. The Bank paid a premium in the amount of US$ 975 thousand in respect of the new insurance policy, compared with US$ 395 thousand it paid in respect of the previous policy. The Bank's new insurance policy was approved on August 26, 2003 by the audit committee and the Board of Directors, and on September 24, 2003, by the general meeting of shareholders.

NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES

During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the ordinary preferred shares of the Bank - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines as provided in its articles, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The number of ordinary preferred shares traded on the Stock Exchange is 1,000,000 and their par value is NIS 1,000. Aside from these shares, Classes C, CC, and CC1 of the Bank are also traded on the Stock Exchange. According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the board of directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares. The value of the public's holdings in those shares, as of September 30, 2003, amounted to NIS 1.97 million. In a letter dated October 26, 2003 the Stock Exchange notified the Bank that since the value of the public's holdings as at that date was higher than 1.6 million, it was not recommended before the board of directors of the Stock Exchange to suspend trading of the aforementioned shares. In its letter the Stock Exchange also states that the next examination of compliance with preservation guidelines will be conducted at the beginning of 2004 on the basis of the data as at December 31, 2003.

REQUEST FOR EXEMPTION FROM ANNUAL REPORTING IN THE USA

Since part of the Bank's shares were issued according to prospectuses published in the USA, the Bank is required to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC).

As part of the annual report to the SEC the Bank has to fulfill various requirements, part of which the Bank is unable to fulfill due to the hardening of these requirements in the recent years and the changes that were made in US accounting principles in the recent years. Accordingly the Bank has requested from its legal advisors in the USA to act in its name towards receiving an exemption from the aforementioned reporting requirement. It is noted that these shares were not traded in the USA in the past and that they are not traded also in the present.

DEVELOPMENT OF REVENUES AND EXPENSES

NET LOSS - amounted to NIS 98.5 million in the first nine months of 2003, compared with a loss of NIS 245.1 million in the first nine months of 2002, a decrease of 60%.

The net loss in the third quarter of 2003 amounted to NIS 26.6 million, compared with NIS 86.5 million in the third quarter of 2002.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 28.3 million in the first nine months of 2003, compared with NIS
70.4 million in the corresponding period of 2002. The profit from financing operations in the third quarter of 2003 amounted to NIS 15.1 million, compared with NIS 23.2 million in the third quarter of 2002 and an average of NIS 6.6 million in the first half of 2003.

The sharp decline in profit from financing operations derived mainly from the following factors:

- The reduction in the volume of the Bank's financing activity. The balance of public credit (excluding credit from the State's deposit and guaranteed by the State) amounted to NIS 3,023 million as at September 30, 2003, compared with NIS 4,455 million as at September 30, 2002.

- Cost of the credit line from the Bank of Israel - Commencing on August 20, 2002, the Bank needed a credit line from the Bank of Israel. The interest that was set for this credit line, up to July 29, 2003, was significantly higher than the interest the Bank had paid on the deposits which the credit line had replaced. The interest on the credit line until that date was the Bank of Israel rate plus 3%. In respect of deviations from the credit line, the Bank is charged interest at a rate of 48% (adjusted rate of 61%). The interest charged in respect of the credit line in the first nine months of 2003 amounted to NIS 166.5 million, NIS 36 million more than the interest paid on the deposits which the credit line replaced, compared with NIS 6.7 million in the first nine months of 2002. This additional interest, obviously, reduced the Bank's profit from financing activity. Beginning from July 29, 2003 the interest the Bank is charged on the credit line was reduced and set at the Bank of Israel interest rate.

- The decrease in off-balance sheet activity - Concurrent with the decrease in assets, there was also a decrease in off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 456 million on September 30, 2003 compared with NIS 573 million at the beginning of 2003, this in comparison with NIS 742 million on September 30, 2002 compared with NIS 1,192 million on December 31, 2001.

- Termination of the activity of the transaction room - The operation of the Banks' transaction room for customers was discontinued. As a result, during the first nine months of 2003, there was no income from transactions in respect of derivative financial instruments for customers.

- An increase in non-income bearing debts - The balance of debts classified as non-income bearing debts amounted to NIS 627 million on September 30, 2003 compared with NIS 591 million at the beginning of 2003, this in comparison with NIS 545 million on September 30, 2002 compared with NIS 429 million at the beginning of 2002. As a result, the amount of interest and linkage differentials not recorded to financing income for the first nine months of 2003 was higher than the amount not recorded during the corresponding period of 2002.

- On the other hand, the policy enacted by the Bank of raising the interest on credit has reduced the decrease in income from financing activity deriving from all of the aforementioned factors.

ALLOWANCE FOR DOUBTFUL DEBTS - In the first nine months of 2003, the allowance amounted to NIS 93.2 million, compared with NIS 233.3 million in the first nine months of 2002. The specific allowance for doubtful debts amounted to NIS 95.9 million, compared with NIS 229.6 million in the first nine months of 2002. There was a decrease of NIS 2.7 million in the additional allowance for doubtful debts mainly as a result of the alleviations that were approved for the Bank with respect to implementation of the Proper Banking Procedures relating to the additional allowance for doubtful debts. In accordance with the approval of Bank of Israel, in the current quarter the Bank cancelled allowances in the amount of NIS 6.9 million which it had made in the past in respect of deviations from debt limits of an individual borrower and a borrower group and in the amount of NIS
0.6 million in respect of deviations from debt limits of interested parties. This decrease was offset in part by an increase in the additional allowance for doubtful debts that is required in respect of the other risk components. The allowance for doubtful debts in the third quarter of 2003 amounted to NIS 26.5 million, compared with NIS 58.2 million in the third quarter of 2002.

Comparative data on the development of the overall credit risk in respect of problematic borrowers is as follows (1) (in NIS millions):

                                                      SEPTEMBER 30  SEPTEMBER 30  DECEMBER 31
                                                              2003          2002         2002
                                                      ------------  ------------  -----------
Non-income bearing*                                          627.4         545.7        591.6
Restructured (2)                                              30.5          53.8         62.8
Designated for restructuring (3)                              28.2          28.9         16.8
Temporarily in arrears                                       159.1         129.8        130.7
Under special supervision**                                  428.2         569.4        466.4
                                                           -------       -------      -------
Total balance sheet credit to problematic borrowers (1)    1,273.4       1,327.6      1,268.3
Off-balance sheet credit risk in
 respect of problematic borrowers (1)                        175.8          84.2        189.1
Debentures of problematic borrowers                            0.1           0.2          0.2
                                                           -------       -------      -------
Overall credit risk in respect of
 problematic borrowers (1)(4)                              1,449.3       1,412.0      1,457.6
                                                           =======       =======      =======

* See Note 9 of the financial statements regarding transfer of a debt that in the past was classified as non-income bearing to the securities item.

** Including an amount of NIS 155.2 million in respect of debts for which there is a specific allowance (as of September 30, 2002 - NIS 221.6 million and as of December 31, 2002 - NIS 235.4 million).

1) Not including problematic debts that are covered by security that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates an increase in the volume of debts that are classified as non-income bearing. The interest revenue in respect of these debts, which will not be included in financing income, will have a negative impact on the Bank's results of operations in the future, for as long as the debts continue to be classified as non-income bearing.

OPERATING AND OTHER INCOME - This income amounted to NIS 11.8 million during the first nine months of 2003, compared with NIS 10.2 million in the first nine months of 2002. The increase in income derives mainly from gains on an investment in shares compared with losses in the corresponding periods of 2002. This increase was partly offset by a decline in income from operating commissions which is due to the decrease in transactions executed by the customers through the Bank. The income from operating commissions amounted to NIS 7.8 million in the first nine months of 2003, compared with NIS 13.3 million in the corresponding period of 2002. In the first nine months of 2003 the gains from investment in shares amounted to NIS 4.0 million, compared with a loss of NIS 3.1 million in the corresponding period of 2002.

Operating income amounted to NIS 2.0 million in the third quarter of 2003, compared with NIS 3.4 million in the corresponding quarter of 2002.

OPERATING AND OTHER EXPENSES - These expenses amounted to NIS 47.5 million in the first nine months of 2003, compared with NIS 98.2 million in the corresponding period of 2002. The operating expenses of the Bank in the third quarter of 2002 included provisions relating to the retirement of employees in the amount of NIS 34.3 million, compared with NIS 0.3 million in the current quarter. Net of these expenses the operating expenses in the first nine months of 2003 amount to NIS 49.0 million, compared with NIS 63.9 million in the first nine months of 2002, a decline of 23% in operating expenses.

At the end of the third quarter of this year the Bank moved to new offices with rent that is significantly lower than that of its previous offices, the reasons for this being that the rented space is smaller and the cost per square meter is lower. The saving in rent payments will be reflected beginning from the fourth quarter of 2003 and it will be fully reflected beginning from the first quarter of 2004.

The operating expenses in the third quarter of 2003 included non-recurring expenses in the amount of NIS 0.7 million in respect of expenses relating to the move to the new offices.

Salary expenses, with the exclusion of expenses relating to the retirement of employees, amounted to NIS 25.2 million, compared with NIS 40.0 million during the first nine months of 2002, a decrease of 37%. The reduction in salary expenses was affected by the reduction in manpower according to the "Run-Off" plan and the complementing efficiency plan, by the salary cutbacks that were effected at the beginning of 2003 and by the earnings accrued in the first nine months of 2003 in the pension and provident funds which offset the salary expenses, as opposed to the corresponding period of last year in which the losses in the pension and provident funds were added to the salary expenses. The salary expenses in the third quarter of 2003 amounted to NIS 7.5 million, compared with NIS 12.1 million in the third quarter of 2002. The decrease in salary expenses is expected to continue as a result of the continuing process of a reduction in manpower.

Due to the losses the salary expenses do not include the salary tax that is imposed on a financial institution for purposes of profit tax, which in the first nine months amounted to NIS 4.0 million, compared with NIS 5.0 in the corresponding period of last year.

The item of "Other operating expenses" amounted to NIS 13.3 million, compared with NIS 13.0 million in the first nine months of 2002. In most of the expense items there was a significant decrease that was offset by the increase in insurance expenses and legal consultancy fees.

In the third quarter of 2003 other operating expenses, with the exclusion of expenses relating to the retirement of employees, amounted to NIS 16.2 million, compared with NIS 20.7 million in the third quarter of 2002.

PROVISION FOR TAXES ON INCOME - The Bank was issued final tax assessments up to and including the 2000 tax year. Due to the closing of the assessments, tax provisions in the amount of NIS 2.7 million were cancelled in the first half of 2003.

INCOME FROM OTHER ITEMS - During the first nine months of 2003, no special income from the Ministry of Finance was included, due to the fact that the Bank stopped distributing dividends, as mentioned above. In the first nine months of 2002 this item included such income from the Ministry of Finance in the amount of NIS 6.4 million. See Note 5 regarding the cessation of dividend distribution.

EFFECT OF THE DIFFERENCE BETWEEN THE "CPI FOR THE MONTH" AND THE "KNOWN CPI" ON NET PROFIT - Data regarding the effect on net profit of the difference between the rate of increase during the period in the "CPI for the month" and the rate of increase in the "Known CPI", computed in accordance with the directives of the Supervisor of Banks, is presented below:

                               THREE MONTHS ENDED     NINE MONTHS ENDED    YEAR ENDED
                                  SEPTEMBER 30           SEPTEMBER 30     DECEMBER 31
                               ------------------     -----------------    ----------
                                 2003       2002       2003        2002          2002
                                 ----       ----       ----        ----          ----
                                    %          %          %           %             %
                                 ----       ----       ----        ----          ----
Rate of increase
 (decrease) in "CPI for
 the month"                     (1.0)       0.6       (1.5)        7.0            6.5
Rate of increase
 (decrease) in "Known
 CPI"                           (1.1)       1.6       (1.3)        6.5            6.7
                                ----       ----       ----        ----           ----
Difference                       0.1       (1.0)      (0.2)        0.5           (0.2)
                                ====       ====       ====        ====           ====

CALCULATION OF THE EFFECT

                                       THREE MONTHS ENDED               NINE MONTHS ENDED
                                          SEPTEMBER 30                     SEPTEMBER 30              YEAR ENDED
                                   ----------------------------    ----------------------------     DECEMBER 31
                                           2003            2002            2003            2002            2002
                                   ------------    ------------    ------------    ------------    ------------
                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                   ------------    ------------    ------------    ------------    ------------
Reported net loss                        (26.6)           (86.5)          (98.5)         (245.1)         (425.3)
                                         -----             -----          -----           ------         ------
Effect of the difference
 between the "CPI for
 the month" and the
 "Known CPI" on the
 profit from financing
 operations before
 allowance for
 doubtful debts                              -               2.7           (1.4)             3.9            4.3
Related tax effect                           -              (0.8)             -             (0.4)             -
                                         -----             -----          -----           ------         ------
Total effect on net loss
 of differences in
 indices                                     -               1.9           (1.4)             3.5            4.3
                                         -----             -----          -----           ------         ------
Net loss after the effect                (26.6)            (84.6)         (99.9)          (241.6)        (421.0)
                                         =====             =====          =====           ======         ======

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - as of September 30, 2003 amounted to NIS 10,732 million, compared with NIS 12,324 million as of December 31, 2002, a decrease of 13%.

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - amounted to NIS 515 million as of September 30, 2003, compared with NIS 612 million as of December 31, 2002. The decrease derives from losses that were recorded in the first nine months of 2003.

TOTAL CREDIT TO THE PUBLIC - as of September 30, 2003 amounted to NIS 9,565 million, compared with NIS 10,952 million as of December 31, 2002. The credit data below includes credit guaranteed by the State that was granted out of a deposit of the State in the Bank, the balance of which amounted to NIS 6,542 million as of September 30, 2003, compared with NIS 6,952 million as of December 31, 2002. Net of such credit, the credit to the public amounts to NIS 3,023 million as of September 30, 2003, compared with NIS 4,000 million as of December 31, 2002 and NIS 5,259 million as of December 31, 2001. This data reflects a decrease of 24% in comparison with December 31, 2002 and of 43% in comparison with December 31, 2001. This decrease was affected by the policy implemented by the Bank to reduce its credit portfolio and by the allowances that were made for doubtful debts in these periods. The balance of credit to the public (net of the aforementioned credit guaranteed by the State) amounted to NIS 2,924 million on November 26, 2003.

SECURITIES - as of September 30, 2003 amounted to NIS 82 million, compared with NIS 72 million as of December 31, 2002. The increase in the balance derives mainly from a customer's debt that was included in credit to the public, being reclassified as securities according to a directive of the Supervisor of Banks (see Note 9 of the financial statements). The classification of the aforementioned credit as securities available for sale is effective from June 30, 2003. Beginning from that date the differences between the market value of the shares on the date of the report and their market value as at June 30, 2003 are included in the statement of shareholders equity under adjustments from presentation of available for sale securities at fair value. The increase in the item of securities was partly offset by the Bank selling and redeeming in the third quarter of 2003 debentures in the amount of NIS 9.4 million, which had in the past been classified as held to maturity debentures. Following the policy of realizing assets in accordance with the "Run-off" plan, all the debentures in the held to maturity portfolio were reclassified in the current quarter to the available for sale securities portfolio.

DEPOSITS OF THE PUBLIC - amounted to NIS 660 million on September 30, 2003, compared with NIS 1,297 million on December 31, 2002 and in comparison with NIS 1,738 million on September 30, 2002.

DEPOSITS OF THE GOVERNMENT - amounted to NIS 7,267 million as of September 30, 2003, compared with NIS 7,743 million on December 31, 2002. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,543 million on September 30, 2003, compared with NIS 7,122 million on December 31, 2002. The decrease in the deposits of the Government derives mainly from the erosion of the dollar exchange rate.

Another component of these deposits are the CPI-linked deposits, received as part of the debt arrangement of the kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of September 30, 2003 amounted to NIS 585 million, compared with NIS 621 million as of December 31, 2002.

DEPOSITS FROM BANKS - the balance of the Bank of Israel deposits as of September 30, 2003 amounted to NIS 2,047 million. Of this amount, an amount of NIS 2,005 million derived from the credit line which the Bank of Israel granted to the Bank. The balance of the credit line, including accrued interest amounted to NIS 2,046 million, compared with NIS 2,099 million on December 31, 2002. On November 26, 2003, the balance of the credit line amounted to NIS 2,113 million (excluding accrued interest from October 1, 2003).

ASSET AND LIABILITY MANAGEMENT POLICY AND FINANCIAL RISK MANAGEMENT POLICY

The Bank's activities as a financial intermediary for all types of financial transactions involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries set by the Board of Directors.

A committee, which includes the CEO and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003 this management committee is the risk manager of the Bank.

In 1997, Bank of Israel published directives with respect to management and control of financial risks, which the Bank applies. With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked; foreign currency denominated and linked; and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the monthly report on the Banks' activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the team headed by the management committee, which meets, as noted above, once a week.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely reduced.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                                    FOREIGN
                                                                   CURRENCY
                                   NON-LINKED    CPI-LINKED    DENOMINATED/    NON-MONETARY
                                SHEKEL SECTOR    SECTOR (*)          LINKED           ITEMS        TOTAL
                                -------------    ----------    ------------    ------------        -----
September 30, 2003                    (406.7)         848.5            (1.5)           74.2         514.5
December 31, 2002                     (211.2)         710.5            70.0            42.3         611.6


*    Including a perpetual deposit with the Treasury (September 30, 2003 - NIS
     804.9 million; December 31, 2002 - NIS 803.2 million).

INTEREST EXPOSURE - The interest risk derives from the effect of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may lead to erosion of the Bank's capital and profits.

In order to reduce the exposure deriving from possible interest rate fluctuations, it is the Bank's practice, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.

The Bank's exposure to interest rate risks is measured by the difference in the average period to maturity in each linkage segment (duration). As noted above, the Bank's Board of Directors sets maximum allowable duration for each linkage segment. The frequency of reporting on the compliance with such limitations is quarterly.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of its policy for management of its assets and liabilities, the Bank executes transactions in financial derivatives. As a result of the events of the second half of 2002, the Bank's activities in financial instruments were reduced to a minimum and at present they are mainly limited to forward transactions, SWAP transactions and the purchasing of foreign currency options for purposes of closing the Bank's position exposure.

CREDIT CONTROL - In accordance with the approval of the Supervisor of Banks from November 26, 2003 the Bank is exempt from compliance with the Proper Banking Procedures regarding credit control.

LIQUIDITY MANAGEMENT - Bank of Israel has recently issued a new procedure regarding liquidity management. Due to the matter of the credit line being finalized, the Supervisor of Banks stated in his letter dated November 26, 2003 that the Bank is not required to implement part of the provisions of the aforementioned procedure.

ORGANIZATIONAL STRUCTURE AND MANPOWER

As of September 30, 2003, on the basis of full-time positions, the Bank employs a staff of 89, compared with 156 employees on December 31, 2002 and 170 employees on December 31, 2001.

As mentioned above, as a result of the "Run-Off" plan and the efficiency plan approved by the Board of Directors, the number of employees is expected to decrease further by the end of 2003 compared with their number on the date of publishing the financial statements. As part of the "Run-Off" plan, the Bank will concentrate its efforts on collections and will cease providing services that have no connection to collecting debts.

During the first nine months of 2003, the Board of Directors held 10 plenum meetings while its committees held 38 meetings.

------------------------------                   -------------------------------
Uri Galili                                       Dr. Raanan Cohen
C.E.O.                                           Chairman of the Board
------------------------------                   -------------------------------


Tel-Aviv, November 30, 2003

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                          THREE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                            2003
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   NIS MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
ISRAELI CURRENCY - NON-LINKED
Assets                                                         1,275.7           47.3                15.68
Effect of derivatives ALM (3)                                    609.4           16.1
                                                             ---------      ---------
Total assets                                                   1,885.1           63.4                                   14.15
                                                             ---------      ---------
Liabilities                                                    2,310.0          (69.2)              (12.53)            (12.53)
                                                             ---------      ---------     ----------------       ------------
Interest margin                                                                                       3.15               1.62
                                                                                          ----------------       ------------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                         1,275.6           18.4                 5.90               5.90
                                                             ---------      ---------
Liabilities                                                      983.7           (9.6)               (3.96)
Effect of derivatives ALM (3)                                    139.7           (1.0)
                                                             ---------      ---------
Total liabilities                                              1,123.4          (10.6)                                  (3.83)
                                                             ---------      ---------     ----------------       ------------
Interest margin                                                                                       1.94               2.07
                                                                                          ----------------       ------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                         7,486.7          499.8                29.50
Effect of derivatives ALM (3)                                    171.7            5.1
                                                             ---------      ---------
Total assets                                                   7,658.4          504.9                                   29.10
                                                             ---------      ---------
Liabilities                                                    6,934.9         (478.5)              (30.59)
Effect of derivatives ALM (3)                                    641.4          (20.3)
                                                             ---------      ---------
Total liabilities                                              7,576.3         (498.8)                                 (29.05)
                                                             ---------      ---------     ----------------       ------------
Interest margin                                                                                      (1.09)              0.05
                                                                                          ----------------       ------------
TOTAL
Monetary assets                                               10,038.0          565.5                24.51
Effect of derivatives ALM (3)                                    781.1           21.2
                                                             ---------      ---------
Total monetary assets generating financing income             10,819.1          586.7                                   23.52
                                                             ---------      ---------
Monetary liabilities generating financing expenses            10,228.6         (557.3)              (23.64)
Effect of derivatives ALM (3)                                    781.1          (21.3)
                                                             ---------      ---------
Total monetary liabilities generating financing expenses      11,009.7         (578.6)                                 (22.74)
                                                             ---------      ---------     ----------------       ------------
Interest margin                                                                                       0.87               0.78
                                                                                          ----------------       ------------

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

RATES OF FINANCING INCOME AND EXPENSES (1)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                          THREE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                            2002
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   NIS MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
ISRAELI CURRENCY - NON-LINKED
Assets                                                         1,444.8            31.2                8.92
Effect of derivatives ALM (3)                                    387.1             6.4
                                                             ---------      ----------
Total assets                                                   1,831.9            37.6                                   8.46
                                                             ---------      ----------
Liabilities                                                    1,758.5           (33.5)              (7.85)             (7.85)
                                                             ---------      ----------     ----------------       ------------
Interest margin                                                                                        1.07               0.61
                                                                                           ----------------       ------------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                         1,899.4            36.2                7.84                7.84
                                                             ---------      ----------
Liabilities                                                    1,911.2          (39.4)               (8.51)
Effect of derivatives ALM (3)                                        -              -
                                                             ---------      ----------
Total liabilities                                              1,911.2          (39.4)                                   (8.51)
                                                             ---------      ----------     ----------------       ------------
Interest margin                                                                                      (0.67)              (0.67)
                                                                                           ----------------       ------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                         8,841.3          273.6                 12.97
Effect of derivatives ALM (3)                                   (387.1)         (11.7)
                                                             ---------      ----------
Total assets                                                   8,454.2          261.9                                    12.98
                                                             ---------      ----------
Liabilities                                                    8,427.9         (249.9)               (12.40)
Effect of derivatives ALM (3)                                        -              -
                                                             ---------      ----------
Total liabilities                                              8,427.9         (249.9)                                  (12.40)
                                                             ---------      ----------     ----------------       ------------
Interest margin                                                                                        0.57               0.58
                                                                                           ----------------       ------------
TOTAL
Monetary assets                                               12,185.5          341.0                 11.67
Effect of derivatives ALM (3)                                        -           (5.3)
                                                             ---------      ----------
Total monetary assets generating financing income             12,185.5          335.7                                    11.48
                                                             ---------      ----------
Monetary liabilities generating financing expenses            12,097.6         (322.8)               (11.11)
Effect of derivatives ALM (3)                                        -              -
                                                             ---------      ----------
Total monetary liabilities generating financing expenses      12,097.6         (322.8)                                  (11.11)
                                                             ---------      ----------     ----------------       ------------
Interest margin                                                                                        0.56              0.37
                                                                                           ----------------       ------------



SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------


RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                          THREE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                            2003
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   NIS MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
In respect of options                                                              0.8
Financing commissions and other
 financing income                                                                  9.8
Other financing expenses                                                          (3.6)
                                                                           -----------
Earnings from financing operations before
 allowance for doubtful debts                                                     15.1
Allowance for doubtful debts (including general
 and supplementary allowance)                                                    (26.5)
                                                                           -----------
Loss from financing operations after
 allowance for doubtful debts                                                    (11.4)
                                                                           -----------
Other monetary assets                                            868.3
General and supplementary allowance for
 doubtful debts                                                  (86.2)
Non-monetary assets                                               68.9
                                                           -----------
Total assets                                                  10,889.0
                                                           ===========
Other monetary liabilities                                        94.8
Non-monetary liabilities                                          18.2
Capital resources                                                547.4
                                                           -----------
Total liabilities and capital resources                       10,889.0
                                                           ===========

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                                  THREE MONTHS ENDED SEPTEMBER 30
                                                       -----------------------------------------------------------------------------
                                                                                              2002
                                                       -----------------------------------------------------------------------------
                                                            AVERAGE             FINANCING       RATE OF INCOME        RATE OF INCOME
                                                        BALANCE (2)                INCOME           (EXPENSES)            (EXPENSES)
                                                                               (EXPENSES)    NOT INCLUDING THE             INCLUDING
                                                                                                     EFFECT OF         THE EFFECT OF
                                                                                                    DERIVATIVES          DERIVATIVES
                                                       ----------------   ----------------   ------------------      ---------------
                                                                   NIS MILLIONS                              %                     %
                                                       -----------------------------------   ------------------      ---------------
In respect of options                                                                  1.3
Financing commissions and other
 financing income                                                                     13.5
Other financing expenses                                                              (4.5)
                                                                              ------------
Earnings from financing operations before
 allowance for doubtful debts                                                         23.2
Allowance for doubtful debts (including general
 and supplementary allowance)                                                        (58.2)
                                                                              ------------
Loss from financing operations after
 allowance for doubtful debts                                                        (35.0)
                                                                               -----------
Other monetary assets                                           1,035.6
General and supplementary allowance for
 doubtful debts                                                   (78.2)
Non-monetary assets                                                24.9
                                                           ------------
Total assets                                                   13,167.8
                                                           ============
Other monetary liabilities                                        192.6
Non-monetary liabilities                                            9.8
Capital resources                                                 867.8
                                                           ------------
Total liabilities and capital resources                        13,167.8
                                                           ============

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------


RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                             THREE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                            2003
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   US$ MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                           1,747.2           29.6              6.95
Effect of derivatives ALM (3)                                       35.2            1.2
                                                            ------------     ----------
Total assets                                                     1,782.4           30.8                                 7.09
                                                            ------------     ----------
Liabilities                                                      1,619.0          (27.6)            (7.00)
Effect of derivatives ALM (3)                                      131.4           (4.5)
                                                            ------------     ----------
Total liabilities                                                1,750.4          (32.1)                               (7.54)
                                                            ------------     ----------        ----------         ----------
Interest margin                                                                                     (0.05)             (0.45)
                                                                                               ----------         ----------

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                  THREE MONTHS ENDED SEPTEMBER 30
                                                         ------------------------------------------------------------------------
                                                                                                2002
                                                         ------------------------------------------------------------------------
                                                             AVERAGE         FINANCING       RATE OF INCOME        RATE OF INCOME
                                                         BALANCE (2)            INCOME           (EXPENSES)            (EXPENSES)
                                                                            (EXPENSES)    NOT INCLUDING THE             INCLUDING
                                                                                                  EFFECT OF         THE EFFECT OF
                                                                                                DERIVATIVES           DERIVATIVES
                                                         ------------    -------------    -----------------       ---------------
                                                                US$ MILLIONS                              %                     %
                                                         -----------------------------    -----------------       ---------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                       1,909.3             30.7                  6.59
Effect of derivatives ALM (3)                                  (88.8)            (1.7)
                                                          ----------        ---------
Total assets                                                 1,820.5             29.0                                       6.53
                                                          ----------        ---------
Liabilities                                                  1,820.0            (29.2)                (6.57)
Effect of derivatives ALM (3)                                      -                -
                                                          ----------        ---------
Total liabilities                                            1,820.0            (29.2)                                     (6.57)
                                                          ----------        ---------            ----------           ----------
Interest margin                                                                                        0.02                (0.04)
                                                                                                 ----------           ----------

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------


RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                             NINE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                          2003
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   NIS MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
ISRAELI CURRENCY - NON-LINKED

Assets                                                         1,317.7           115.1               11.81
Effect of derivatives ALM (3)                                    691.4            55.5
                                                             ---------      ----------
Total assets                                                   2,009.1           170.6                                  11.48
                                                             ---------      ----------
Liabilities                                                    2,370.0          (198.8)             (11.34)            (11.34)
                                                             ---------      ----------          ----------         ----------
Interest margin                                                                                       0.47               0.14
                                                                                                ----------         ----------
ISRAELI CURRENCY - LINKED TO THE CPI

Assets                                                         1,382.6            48.8                4.73               4.73
                                                             ---------      ----------
Liabilities                                                    1,197.0           (28.7)              (3.21)
Effect of derivatives ALM (3)                                     57.7            (0.1)
                                                             ---------      ----------
Total liabilities                                              1,254.7           (28.8)                                 (3.07)
                                                             ---------      ----------          ----------         ----------
Interest margin                                                                                       1.52               1.66
                                                                                                ----------         ----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                         7,928.8            94.1                1.59
Effect of derivatives ALM (3)                                    183.3             6.3
                                                             ---------      ----------
Total assets                                                   8,112.1           100.4                                   1.65
                                                             ---------      ----------
Liabilities                                                    7,196.3           (55.2)              (1.02)
Effect of derivatives ALM (3)                                    817.0           (28.3)
                                                             ---------      ----------
Total liabilities                                              8,013.3           (83.5)                                 (1.39)
                                                             ---------      ----------          ----------         ----------
Interest margin                                                                                       0.57               0.26
                                                                                                ----------         ----------
TOTAL
Monetary assets                                               10,629.1           258.0                3.25
Effect of derivatives ALM (3)                                    874.7            61.8
                                                             ---------      ----------
Total monetary assets generating financing income             11,503.8           319.8                                   3.72
                                                             ---------      ----------
Monetary liabilities generating financing expenses            10,763.3          (282.7)              (3.52)
Effect of derivatives ALM (3)                                    874.7           (28.4)
                                                             ---------      ----------
Total monetary liabilities generating financing expenses      11,638.0          (311.1)                                 (3.58)
                                                             ---------      ----------          ----------         ----------
Interest margin                                                                                      (0.27)              0.14
                                                                                                ----------         ----------


SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                                   NINE MONTHS ENDED SEPTEMBER 30
                                                           -----------------------------------------------------------------------
                                                                                               2002
                                                           -----------------------------------------------------------------------
                                                                AVERAGE       FINANCING       RATE OF INCOME        RATE OF INCOME
                                                            BALANCE (2)          INCOME           (EXPENSES)            (EXPENSES)
                                                                             (EXPENSES)    NOT INCLUDING THE             INCLUDING
                                                                                                   EFFECT OF         THE EFFECT OF
                                                                                                  DERIVATIVES          DERIVATIVES
                                                           --------------   ------------   ------------------      ---------------
                                                                    NIS MILLIONS                            %                    %
                                                           -----------------------------   ------------------      ---------------
ISRAELI CURRENCY - NON-LINKED

Assets                                                          1,680.3           (15.4)                (1.22)
Effect of derivatives ALM (3)                                     417.0            (6.3)
                                                             ----------      ----------
Total assets                                                    2,097.3           (21.7)                                     (1.38)
                                                             ----------      ----------
Liabilities                                                     1,935.7            40.1                  2.75                 2.75
                                                             ----------      ----------            ----------           ----------
Interest margin                                                                                          1.53                 1.37
                                                                                                   ----------           ----------
ISRAELI CURRENCY - LINKED TO THE CPI

Assets                                                          1,947.5            47.2                  3.24                 3.24
                                                             ----------      ----------
Liabilities                                                     1,897.6           (55.2)                (3.90)
Effect of derivatives ALM (3)                                         -               -
                                                             ----------      ----------
Total liabilities                                               1,897.6           (55.2)                                     (3.90)
                                                             ----------      ----------            ----------           ----------
Interest margin                                                                                         (0.66)               (0.66)
                                                                                                   ----------           ----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                          9,387.6           756.9                 10.89
Effect of derivatives ALM (3)                                    (417.0)           (7.4)
                                                             ----------      ----------
Total assets                                                    8,970.6           749.5                                      11.29
                                                             ----------      ----------
Liabilities                                                     8,922.1          (714.7)               (10.82)
Effect of derivatives ALM (3)                                         -               -
                                                             ----------      ----------
Total liabilities                                               8,922.1          (714.7)                                    (10.82)
                                                             ----------      ----------            ----------           ----------
Interest margin                                                                                          0.07                 0.47
                                                                                                   ----------           ----------
TOTAL
Monetary assets                                                13,015.4           788.7                  8.16
Effect of derivatives ALM (3)                                         -           (13.7)
                                                             ----------      ----------
Total monetary assets generating financing income              13,015.4           775.0                                       8.02
                                                             ----------      ----------
Monetary liabilities generating financing expenses             12,755.4          (729.8)                (7.70)
Effect of derivatives ALM (3)                                         -               -
                                                             ----------      ----------
Total monetary liabilities generating financing expenses       12,755.4          (729.8)                                     (7.70)
                                                             ----------      ----------            ----------           ----------
Interest margin                                                                                          0.46                 0.32
                                                                                                   ----------           ----------

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                  Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW

--------------------------------------------------------------------------------


RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                          NINE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                            2003
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   NIS MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
In respect of options                                                            4.9
Financing commissions and other
 financing income                                                               25.9
Other financing expenses                                                       (11.2)
                                                                         ------------
Earnings from financing operations before
 allowance for doubtful debts                                                   28.3
Allowance for doubtful debts (including general
 and supplementary allowance)                                                  (93.2)
                                                                         ------------
Loss from financing operations after
 allowance for doubtful debts                                                  (64.9)
                                                                         ============
Other monetary assets                                        885.0
General and supplementary allowance for
 doubtful debts                                              (84.5)
Non-monetary assets                                           59.2
                                                      ------------
Total assets                                              11,488.8
                                                      ============

Other monetary liabilities                                   137.0
Non-monetary liabilities                                      11.6
Capital resources                                            576.9
                                                      ------------
Total liabilities and capital resources                   11,488.8
                                                      ============

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.


RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                          NINE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                            2002
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   NIS MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
In respect of options                                                           10.5
Financing commissions and other
 financing income                                                               26.8
Other financing expenses                                                       (12.1)
                                                                         ------------
Earnings from financing operations before
 allowance for doubtful debts                                                   70.4
Allowance for doubtful debts (including general
 and supplementary allowance)                                                 (233.3)
                                                                         ------------
Loss from financing operations after
 allowance for doubtful debts                                                 (162.9)
                                                                         ============
Other monetary assets                                         947.4
General and supplementary allowance for
 doubtful debts                                               (74.0)
Non-monetary assets                                            41.1
                                                       ------------
Total assets                                               13,929.9
                                                       ============

Other monetary liabilities                                    190.7
Non-monetary liabilities                                       11.0
Capital resources                                             972.8
                                                       ------------

Total liabilities and capital resources                    13,929.9
                                                       ============

SEE PAGE 22 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW

--------------------------------------------------------------------------------


RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF SEPTEMBER 2003

                                                                          NINE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                            2003
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   US$ MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                       1,777.0              86.0                6.50
Effect of derivatives ALM (3)                                   41.3               1.5
                                                        ------------      ------------
Total assets                                                 1,818.3              87.5                                   6.47
                                                        ------------      ------------
Liabilities                                                  1,614.0             (80.0)              (6.66)
Effect of derivatives ALM (3)                                  184.0              (6.5)
                                                        ------------      ------------
Total liabilities                                            1,798.0             (86.5)                                 (6.47)
                                                        ------------      ------------         ------------      ------------
Interest margin                                                                                       (0.16)             0.00
                                                                                               ------------      ------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                          NINE MONTHS ENDED SEPTEMBER 30
                                                            -----------------------------------------------------------------
                                                                                            2002
                                                            -----------------------------------------------------------------
                                                                AVERAGE     FINANCING       RATE OF INCOME     RATE OF INCOME
                                                            BALANCE (2)        INCOME           (EXPENSES)         (EXPENSES)
                                                                            (EXPENSES)   NOT INCLUDING THE          INCLUDING
                                                                                                 EFFECT OF      THE EFFECT OF
                                                                                               DERIVATIVES        DERIVATIVES
                                                            ----------      ----------   -----------------      -------------
                                                                   US$ MILLIONS                          %                  %
                                                            --------------------------   -----------------      -------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                       1,978.3              95.9                6.52
Effect of derivatives ALM (3)                                  (87.3)             (3.0)
                                                        ------------      ------------
Total assets                                                 1,891.0              92.9                                   6.61
                                                        ------------      ------------
Liabilities                                                  1,880.1             (91.0)              (6.51)
Effect of derivatives ALM (3)                                      -                 -
                                                        ------------      ------------
Total liabilities                                            1,880.1             (91.0)                                 (6.51)
                                                        ------------      ------------         ------------      ------------
Interest margin                                                                                       0.01               0.10
                                                                                               ------------      ------------

FOOTNOTES:
(1) The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).
(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.
(3) Derivatives (ALM) which comprise part of the Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.
(4)  Including Israeli currency linked to foreign currency.
(5) In view of the implementation of the Directives of the Supervisor of Banks as of January 1, 2003, the data for the periods ending September 30, 2003 cannot be compared with the data of the corresponding periods of last year.

[LOGO (KPMG)]


          Somekh Chaikin

          Mail address      Office address           Telephone 972 3 684 8000
          PO Box 609        KPMG Millennium Tower    Fax 972 3 684 8444
          Tel-Aviv 61006    17 Ha'arba'a Street
          Israel            Tel Aviv 61070
                            Israel



The Board of Directors
The Industrial Development Bank of Israel Limited
-------------------------------------------------

Dear Sirs,

RE:  REVIEW OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE
     THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003

At your request, we reviewed the condensed interim balance sheet of The Industrial Development Bank of Israel Limited, as of September 30, 2003 and the condensed interim statement of income, and condensed interim statement of changes in shareholders' equity for the three and nine month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and the meetings of the Board of Directors and of its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.



[  ][  ][  ][  ] Somekh Chaikin, a partnership registered under
[  ][  ][  ][  ] the Israel Partnership Ordinance, is a member of
[  ][  ][  ][  ] KPMG International, a Swiss association.

We would call attention to the following:

A.   Note 1 of the financial statements which deals with:

     1. The severe liquidity problems experienced by the Bank, which were caused by increased withdrawals of public deposits, and which raise doubts as to the ability of the Bank to continue operating as a banking institution. Further to these liquidity problems, on August 22, 2002, the Bank petitioned the Governor of the Bank of Israel with a request for an extraordinary credit line.

     2. An interest-bearing extraordinary credit line that was provided by Bank of Israel on November 14, 2002 against the recording of a floating first-degree pledge on all the Bank's assets, except for certain assets, in favor of Bank of Israel, and the announcement of the Governor of the Bank of Israel from September 1, 2003 with respect to changes in the terms of the credit line.

     3. The decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets, in view of the difficulties in carrying out the sale of the Bank's asset and liability portfolio as previously decided by the Government and approved by the Bank's Board of Directors, and the decision of the Ministerial Committee for Society and Economy (Society and Economy Cabinet) regarding approval of the "Run-Off" plan (hereinafter - the Government decision adopting the "Run-Off" plan), all as detailed in the aforementioned note.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the extraordinary credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan. In the event that the controlled disposal of the Bank's credit assets is completed, the Bank will cease operating as a banking institution under its present format.

B. Note 4 of the interim financial statements regarding the minimum capital ratio of the Bank as of September 30, 2003 which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C. Note 7 of the interim financial statements regarding the litigation pending against the Bank and its senior officers and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its senior officers, as detailed in the note.


The financial statements do not contain any changes in value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking institution in its present format.




Somekh Chaikin
Certified Public Accountants (Isr.)


November 30, 2003

CONDENSED BALANCE SHEETS

-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                                                    SEPTEMBER 30
                                                                           -------------------------------        DECEMBER 31
                                                                                    2003              2002               2002
                                                                             (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                                                            ------------      ------------       ------------
                                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                            ------------      ------------       ------------

ASSETS

Cash and deposits with banks                                                      101.7             148.5              244.6

Securities                                                                         81.5              64.2               71.9

Credit to the public                                                            9,565.2          11,619.2           10,952.0

Credit to governments                                                             139.6             220.5              188.8

Investment in affiliated companies                                                    -               1.6                0.9

Fixed assets                                                                        5.7              11.0               10.1

Other assets                                                                       33.3              64.0               52.0

Perpetual deposits with the Israeli Treasury                                      804.9             798.0              803.2
                                                                               --------          --------           --------



                                                                               --------          --------           --------
Total assets                                                                   10,731.9          12,927.0           12,323.5
                                                                               ========          ========           ========

-------------------------------------
Raanan Cohen - Chairman of the Board

-------------------------------------
Uri Galili - Chief Executive Officer

-------------------------------------
Rimon Shmaya - Comptroller

November 30, 2003

The accompanying notes are an integral part of the financial statements.

                              The Industrial Development Bank of Israel Limited
-------------------------------------------------------------------------------


                                                                                    SEPTEMBER 30
                                                                           -------------------------------        DECEMBER 31
                                                                                    2003              2002               2002
                                                                             (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                                                            ------------      ------------       ------------
                                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                            ------------      ------------       ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                                            659.9           1,738.4            1,296.6

Deposits of banks                                                               2,181.4           2,229.0            2,480.5

Deposits of the Government                                                      7,267.4           7,964.5            7,742.5

Perpetual deposit                                                                   0.1               0.1                0.1

Capital notes                                                                      29.2              36.9               35.4

Other liabilities                                                                  79.4             178.7              156.8
                                                                               --------          --------           --------

Total liabilities                                                              10,217.4          12,147.6           11,711.9
                                                                               --------          --------           --------

Non-participating shares                                                          318.7             342.7              334.8

Shareholders' equity                                                              195.8             436.7              276.8
                                                                               --------          --------           --------





                                                                               --------          --------           --------
Total liabilities and shareholders' equity                                     10,731.9          12,927.0           12,323.5
                                                                               ========          ========           ========














The accompanying notes are an integral part of the financial statements.

                              The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME

-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                     THREE MONTHS ENDED SEPTEMBER 30       NINE MONTHS ENDED SEPTEMBER 30          YEAR ENDED
                                     --------------------------------     --------------------------------        DECEMBER 31
                                               2003              2002               2003              2002               2002
                                        (UNAUDITED)       (UNAUDITED)        (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                      -------------      ------------      -------------      ------------       ------------
                                       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                      -------------      ------------      -------------      ------------       ------------
Profit from financing
 operations before
 allowance for doubtful
 debts                                        15.1               23.2              28.3              70.4               79.8
Allowance for doubtful
 debts                                        26.5               58.2              93.2             233.3              403.4
                                             -----              -----             -----            ------             ------
Loss from financing
 operations after allowance
 for doubtful debts                          (11.4)             (35.0)            (64.9)           (162.9)            (323.6)
                                             -----              -----             -----            ------             ------

OPERATING AND OTHER
 INCOME

Operating commissions                          2.0                4.4               7.8              13.3               16.4
Gains (losses) from
 investments in shares                           -               (1.0)              4.0              (3.1)              (4.2)
                                             -----              -----             -----            ------             ------
Total operating and other
 income                                        2.0                3.4              11.8              10.2               12.2
                                             -----              -----             -----            ------             ------

OPERATING AND OTHER
 EXPENSES

Salaries and related
 expenses                                      7.5               12.1              25.2              40.0               49.8
Expenses in respect of
 employee retirement                           0.3               34.3              (1.5)             34.3               35.9
Maintenance and
 depreciation of premises
 and equipment                                 4.0                3.8              10.5              10.9               14.8
Other expenses                                 4.7                4.8              13.3              13.0               19.8
                                             -----              -----             -----            ------             ------
Total operating and other
 expenses                                     16.5               55.0              47.5              98.2              120.3
                                             -----              -----             -----            ------             ------
Operating loss before
 taxes on income                             (25.9)             (86.6)           (100.6)           (250.9)            (431.7)
Tax provision (tax
 benefit) on operating loss                      -                  -              (2.7)              0.2               (0.4)
                                             -----              -----             -----            ------             ------
Operating loss after taxes
 on income                                   (25.9)             (86.6)            (97.9)           (251.1)            (431.3)
                                             -----              -----             -----            ------             ------

OTHER ITEMS
Special income from the
 Israeli Treasury, net                           -                  -                 -               6.4                6.4
Equity in losses of an
 affiliated company                           (0.4)                 -              (0.4)             (0.5)              (0.5)
Capital gain (loss), net                      (0.3)               0.1              (0.2)              0.1                0.1
                                             -----              -----             -----            ------             ------
Total income (expenses)
 from other items                             (0.7)               0.1              (0.6)              6.0                6.0
                                             -----              -----             -----            ------             ------

NET LOSS FOR THE PERIOD                      (28.6)             (86.5)            (98.5)           (245.1)            (425.3)
                                             =====              =====             =====            ======             ======

The accompanying notes are an integral part of the financial statements.

                              The Industrial Development Bank of Israel Limited

------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                      THREE MONTHS ENDED SEPTEMBER 30      NINE MONTHS ENDED SEPTEMBER 30          YEAR ENDED
                                      -------------------------------      -------------------------------        DECEMBER 31
                                               2003              2002               2003              2002               2002
                                        (UNAUDITED)       (UNAUDITED)        (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                       ------------      ------------       ------------      ------------       ------------
                                       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                       ------------      ------------       ------------      ------------       ------------
NET LOSS PER AN AMOUNT
 EQUAL TO US$1 OF THE
 PAR VALUE OF -

"C", "CC" and "CC1"
 preferred shares                            (0.46)             (1.48)            (1.69)            (4.17)             (7.26)
"A" ordinary shares                          (0.46)             (1.48)            (1.69)            (4.31)             (7.40)
Preferred ordinary shares                    (0.46)             (1.48)            (1.69)            (4.31)             (7.40)





The accompanying notes are an integral part of the financial statements.

                              The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                     THREE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
                                ---------------------------------------------------------------------------------------------
                                SHARE CAPITAL     ACCUMULATED     ACCUMULATED      ADJUSTMENTS    ACCUMULATED           TOTAL
                                  AND PREMIUM   DIFFERENCE ON   DIFFERENCE ON             FROM           LOSS   SHAREHOLDERS'
                                    ON SHARES  TRANSLATION OF     TRANSLATION  PRESENTATION OF                         EQUITY
                                                DOLLAR LINKED   OF CPI LINKED   AVAILABLE FOR-
                                                      DEPOSIT         DEPOSIT  SALE SECURITIES
                                                                                 AT FAIR VALUE
                                -------------  --------------    ------------   --------------    -----------   -------------
                                                                       NIS MILLIONS

BALANCE AT BEGINNING OF
 THE PERIOD                          1,204.2          (700.3)          203.5             8.7          (476.1)          240.0
Net loss for the period                    -               -               -               -           (26.6)          (26.6)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                     -               -               -            (4.3)              -            (4.3)
Translation differences
 relating to a perpetual
 deposit                                   -               -           (13.3)              -               -           (13.3)
                                     -------          ------           -----             ---          ------           -----
BALANCE AS OF
 SEPTEMBER 30, 2003                  1,204.2          (700.3)          190.2             4.4          (502.7)          195.8
                                     =======          ======           =====             ===          ======           =====


                                                     THREE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
                                ---------------------------------------------------------------------------------------------
                                SHARE CAPITAL     ACCUMULATED     ACCUMULATED      ADJUSTMENTS    ACCUMULATED           TOTAL
                                  AND PREMIUM   DIFFERENCE ON   DIFFERENCE ON             FROM           LOSS   SHAREHOLDERS'
                                    ON SHARES  TRANSLATION OF     TRANSLATION  PRESENTATION OF                         EQUITY
                                                DOLLAR LINKED   OF CPI LINKED   AVAILABLE FOR-
                                                      DEPOSIT         DEPOSIT  SALE SECURITIES
                                                                                 AT FAIR VALUE
                                -------------  --------------    ------------   --------------     -----------  -------------
                                                                       NIS MILLIONS

BALANCE AT BEGINNING OF
 THE PERIOD                          1,204.2          (700.3)          156.8            (2.4)         (137.5)          520.8
Net loss for the period                    -               -               -               -           (86.5)          (86.5)
Translation differences
 relating to a perpetual
 deposit                                   -               -             2.4               -               -             2.4
                                     -------          ------           -----             ---          ------           -----
BALANCE AS OF
 SEPTEMBER 30, 2002                  1,204.2          (700.3)          159.2            (2.4)         (224.0)          436.7
                                     =======          ======           =====             ===          ======           =====




The accompanying notes are an integral part of the financial statements.

                              The Industrial Development Bank of Israel Limited

------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                      NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
                                ---------------------------------------------------------------------------------------------
                                SHARE CAPITAL     ACCUMULATED     ACCUMULATED      ADJUSTMENTS    ACCUMULATED           TOTAL
                                  AND PREMIUM   DIFFERENCE ON   DIFFERENCE ON             FROM           LOSS   SHAREHOLDERS'
                                    ON SHARES  TRANSLATION OF     TRANSLATION  PRESENTATION OF                          EQUITY
                                                DOLLAR LINKED   OF CPI LINKED   AVAILABLE FOR-
                                                      DEPOSIT         DEPOSIT  SALE SECURITIES
                                                                                 AT FAIR VALUE
                                 ------------   -------------   -------------  ---------------     -----------   ------------
                                                                        NIS MILLIONS
BALANCE AT BEGINNING OF
 THE PERIOD (AUDITED)                1,204.2          (700.3)          172.3             4.8          (404.2)          276.8
Net loss for the period                    -               -               -               -           (98.5)          (98.5)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                     -               -               -            (0.4)              -            (0.4)
Translation differences
 relating to a perpetual
 deposit                                   -               -            17.9               -               -            17.9
                                     -------          ------           -----             ---          ------           -----
BALANCE AS OF
 SEPTEMBER 30, 2003                  1,204.2          (700.3)          190.2             4.4          (502.7)          195.8
                                     =======          ======           =====             ===          ======           =====


                                                      NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
                                ---------------------------------------------------------------------------------------------
                                SHARE CAPITAL     ACCUMULATED     ACCUMULATED      ADJUSTMENTS       RETAINED           TOTAL
                                  AND PREMIUM   DIFFERENCE ON   DIFFERENCE ON             FROM       EARNINGS   SHAREHOLDERS'
                                    ON SHARES  TRANSLATION OF     TRANSLATION  PRESENTATION OF   (ACCUMULATED          EQUITY
                                                DOLLAR LINKED   OF CPI LINKED   AVAILABLE FOR-          LOSS)
                                                      DEPOSIT         DEPOSIT  SALE SECURITIES
                                                                                 AT FAIR VALUE
                                 ------------   -------------   -------------  ---------------     -----------   ------------
                                                                        NIS MILLIONS
BALANCE AT BEGINNING OF
 THE PERIOD (AUDITED)                1,204.2          (700.3)          173.3             4.7            27.5           709.4
Net loss for the period                    -               -               -               -          (245.1)         (245.1)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                     -               -               -            (7.1)              -            (7.1)
Translation differences
 relating to a perpetual
 deposit                                   -               -           (14.1)              -               -           (14.1)
Interim dividend                           -               -               -               -            (6.4)           (6.4)
                                     -------          ------           -----             ---          ------           -----
BALANCE AS OF
 SEPTEMBER 30, 2002                  1,204.2          (700.3)          159.2            (2.4)         (224.0)          436.7
                                     =======          ======           =====             ===          ======           =====




The accompanying notes are an integral part of the financial statements.

                             The Industrial Development Bank of Israel Limited

------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                           YEAR ENDED DECEMBER 31, 2002 (AUDITED)
                                ----------------------------------------------------------------------------------------------
                                SHARE CAPITAL     ACCUMULATED     ACCUMULATED      ADJUSTMENTS        RETAINED           TOTAL
                                  AND PREMIUM   DIFFERENCE ON   DIFFERENCE ON             FROM        EARNINGS   SHAREHOLDERS'
                                    ON SHARES  TRANSLATION OF     TRANSLATION  PRESENTATION OF    (ACCUMULATED          EQUITY
                                                DOLLAR LINKED   OF CPI LINKED   AVAILABLE FOR-           LOSS)
                                                      DEPOSIT         DEPOSIT  SALE SECURITIES
                                                                                 AT FAIR VALUE
                                 ------------   -------------   -------------  ---------------      -----------   ------------
                                                                        NIS MILLIONS
BALANCE AT BEGINNING OF
 YEAR                                1,204.2          (700.3)          173.3             4.7            27.5           709.4
Net loss for the year                      -               -               -               -          (425.3)         (425.3)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                     -               -               -             0.1               -             0.1
Translation differences
 relating to a perpetual
 deposit                                   -               -            (1.0)              -               -            (1.0)
Dividend on preference
 shares                                    -               -               -               -            (6.4)           (6.4)
                                     -------          ------           -----             ---          ------           -----
BALANCE AS OF
 DECEMBER 31, 2002                   1,204.2          (700.3)          172.3             4.8          (404.2)          276.8
                                     =======          ======           =====             ===          ======           =====





The accompanying notes are an integral part of the financial statements.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------



NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE
         BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

         Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank petitioned the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

         THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

         On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity needs, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On August 26, 2002, also the Board of Directors of the Bank resolved to approve the sale of the Bank's banking activity.

         On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the Board of Directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002.

         In light of the difficulties that arose with regard to selling the asset and liability portfolio of the Bank "all or nothing", on July 29, 2003, the Ministerial Committee for Society and Economy (Society and Economy Cabinet) decided to approve the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The main principles of the decision are as follows:

         o The assets of the Bank are to be sold in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

         o The Government has noted before it the announcement of the Governor of Bank of Israel regarding his agreement to continue to put a credit line at the disposal of the Bank for a period of 36 months, at an interest rate not exceeding (from then on) the interest rate of Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE
         BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         o The Bank will not use the extraordinary credit line or other sources for the purpose of providing new credit.

         o If 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to Bank of Israel within an additional period of 12 months.

         o The Government has noted before it the announcement of Bank of Israel that it will consider reducing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

         o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative plan for selling the asset and liability portfolio of the Bank, "all or nothing" or by other sale methods, along with implementation of the plan.

         It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of selling the assets of the Bank within 36 months in a controlled process.

         The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

         EXTRAORDINARY CREDIT LINE FROM THE BANK OF ISRAEL

         In light of the liquidity problems of the Bank, on August 22, 2002 it requested from the Governor of the Bank of Israel an extraordinary credit line.

         On September 9, 2002, the Governor of Bank of Israel notified the Bank of his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

         o The Bank will be able to receive the extraordinary credit from the Bank of Israel to the extent necessary to bridge the Bank's liquidity needs so that it can fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

         o The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate" plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line (hereinafter - the credit commission).

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------


NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE
         BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         o The extraordinary credit line will expire on the earlier of May 10, 2003 or the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

         o The granting of the credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

         On September 10, 2002, the extraordinary credit line and its conditions were approved by the Bank's Board of Directors, and on October 24, 2002 by the General Meeting of the Shareholders.

         On November 14, 2002, the extraordinary credit line was granted to the Bank and the Bank signed a debenture in favor of Bank of Israel. The amount of the framework at that date was set at NIS 2.2 billion.

         As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating pledge on all of its assets, with the exclusion of certain assets.

         For further information regarding the pledge, see Note 17 to the financial statements of the Bank as of December 31, 2002.

         The extraordinary credit line, which was originally placed at the disposal of the Bank until May 10, 2003, was extended a number of times by one month periods until the Government decided to adopt the "Run-off" plan.

         Following the decision of the Government to adopt the "Run-off" plan, on September 1, 2003 the Governor of Bank of Israel gave notice of a number of changes in the conditions of the credit line.

         The principal changes are as follows:

         o        The repayment date will be no later than August 1, 2006.

         o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to Bank of Israel by the Bank.

         o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets.

         o The total credit to the public will not exceed its balance as at July 31, 2003 and it will go down. Any deviation will be considered by Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE
         BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         o Limitations were set on the Bank's volume of activity with respect to the receipt of deposits.

         o The credit commission in respect of the unutilized credit will be calculated on the difference between the amount of the credit line and 105% of its utilized amount.

         The Bank has requested from Bank of Israel certain clarifications regarding the aforementioned changes and it expects to receive them soon.

         After a number of reductions were made in the last year in the "Bank of Israel rate", on September 30, 2003 this interest rate was 6.1% p.a.

         The utilized balance of the extraordinary credit line from the Bank of Israel (not including interest accrued but not yet charged) as of September 30, 2003, was NIS 2,005 million. On November 26, 2003, the balance was NIS 2,113 million (unreviewed). These balances are lower than the credit line stipulated in the letter of the Governor from September 1, 2003.

         The total amount of the interest to Bank of Israel that was included in the Bank's financing expenses in the first three quarters of 2003 was NIS 166.5 million. Of this amount, NIS 36 million is in respect of interest in excess of the "Bank of Israel rate".

         THE RUN-OFF PLAN

         The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006 by way of collection of some of the credit and a segmented sale of some of the other credit and a significant reduction in manpower and in operating expenses, subject to the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the "Run-Off" plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

         In addition, the Board of Directors also decided to approve the extensive and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

         In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit.

         As part of the implementation of the "Run-Off" plan, the Bank has already reduced and/or ceased activities it previously conducted. The Bank has significantly reduced its foreign currency and foreign trade activity, and it has almost completely discontinued the following activities: maintenance of a transaction room (for customers), maintenance of current accounts and securities accounts (for private customers), making grants, operating cash and clearing facilities (independently) and credit cards.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE
         BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

         The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff.

         As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of September 30, 2003 was NIS 660 million, compared with NIS 3,612 million on June 30, 2002, and NIS 1,297 million on December 31, 2002. On November 26, 2003, the balance amounted to NIS 625 million (unreviewed).

         The ability of the Bank to repay its liabilities is contingent upon the continuation of the extraordinary credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

         The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.

NOTE 2 - ACCOUNTING POLICY

          A. The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as of December 31, 2002, except for the changes detailed below. These financial statements should be read in conjunction with the annual financial statements as of December 31, 2002 and for the year then ended, together with their accompanying notes. The financial statements are adjusted for changes in the general purchasing power of the Israeli currency, on the basis of the Consumer Price Index for September 2003.


          B. On January 17, 2000, the Supervisor of Banks issued a directive regarding "Accounting for Derivative Instruments and Hedging Activities" (hereinafter - "the Directive") which was based on the guidelines stipulated in U.S. accounting standard FAS 133 which established the accounting and reporting principles for derivative instruments including certain derivative instruments embedded in other contracts (hereinafter - "hosting contracts") and for hedging activities. The effective date for implementation of the Directive was set for the quarter ended March 31, 2002.

               In June 2000, FAS 138 was issued, in which the principles stipulated in FAS 133 regarding measurement and disclosure of derivative financial instruments and hedging activities were amended. In order to adjust the directives of the circular to the accounting principles as stipulated in FAS 138, the Supervisor of Banks issued corrections to the Directive on January 1, 2001.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICY (CONT'D)

               On February 18, 2002, the Supervisor of Banks issued a directive postponing the effective date of the Directive to the quarter ending March 31, 2003.

               Commencing on January 1, 2003, the Bank implements the directives of the Supervisor regarding derivative instruments and hedging activities. Implementation of the directives has no material effect on the Bank's financial position.

          C. In February 2003, the Israel Accounting Standards Board issued Standard No. 15, which deals with a decline in value of assets. The standard stipulates the procedures to be implemented by the corporation in order to ensure that its assets are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The standard also stipulates principles of presentation and disclosure regarding assets which have declined in value. The Bank started implementing the standard in its financial statements as of January 1, 2003. Implementation of the standard did not have a material effect on the results of operations, the financial position or the cash flows of the Bank.


          D. In accordance with Accounting Standard No. 12 regarding discontinuance of adjusting financial statements for inflation, as of January 1, 2003 the adjustment of the financial statements for the effects of changes in the general purchasing power of the Israeli currency is to be discontinued. In December 2002, the Israel Accounting Standards Board issued Standard No. 17 which stipulates that implementation of Standard No. 12 will be postponed to January 1, 2004. Therefore, the financial statements will no longer be adjusted as from January 1, 2004. Until December 31, 2003, the Bank will continue to prepare inflationary-adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the opinions of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 will serve as the basis for the reporting in nominal terms as of January 1, 2004. Implementation of Standard No. 12 may have a material impact on the reported results of operations of the Bank. The extent of such impact depends on the rate of inflation, the composition of the Bank's assets, and its sources of finance.



NOTE 3 - EXEMPTION FROM ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

          According to Directive 315 of the Directives for Proper Banking Procedures, a banking institution must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control and to the indebtedness of related parties.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 3 - EXEMPTION FROM ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS (CONT'D)

         As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, as described above, a large part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

         Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking institution is required to make an additional allowance for doubtful debts if the total liabilities of a certain segment to the banking institution exceed 20% of the total liabilities of the public to the banking institution (hereinafter - "the limit on segment indebtedness").

         Since the Bank has stopped providing new credit and it focuses on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various segments has decreased and it may on occasion deviate from the limit on segment indebtedness.

         The Bank petitioned the Bank of Israel with a request to exempt the Bank from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

         In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of Banks exempted the Bank from the requirement to increase the additional allowance for doubtful debts in its interim financial statements as of March 31, 2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of controls in corporate entities.

         In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the Bank's plan to reduce it activity and the commitment of the Government to repay the extraordinary credit line, which was put at the disposal of the Bank by Bank of Israel and which is being used by the Bank to repay its liabilities to the depositors of the public, he approves the following alleviations with respect to implementation of the Proper Banking Procedures:

         A. The Bank is allowed to reduce the additional allowance it made in the last quarter of 2002 in respect of the risk factors - concentrated indebtedness of an individual borrower or a group of borrowers, concentrated indebtedness of a segment and the financing of means of control in corporate entities. Furthermore, in the interim financial statements for September 30, 2003 and thereafter the Bank is exempt from complying with the directive regarding an increase in the additional allowance in respect of these risk factors.

         B. The Bank is allowed to reduce the additional allowance it made in the past in respect of the debts of related parties. The Supervisor also provided that for purposes of the directive the debt of a certain related party will not be considered irregular.

         Accordingly, in the Bank's financial statements as of September 30, 2003, the Bank did not increase the additional allowance for doubtful debts in respect of deviations from the aforementioned limits, and the additional allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled in the current quarter.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 3 - EXEMPTION FROM ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS (CONT'D)

         It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on the results of operations.

NOTE 4 - CAPITAL ADEQUACY

         On September 30, 2003, the Bank's minimum capital ratio was negative and was (0.24%), compared with 2.86% on December 31, 2002, and the 9% stipulated in Proper Banking Procedures.

         On November 26, 2003 the Supervisor of Banks notified the Bank of the canceling of his previous decision according to which the Bank had to comply with a minimum capital ratio of 15%.

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

         The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares was deposited by the Bank with the Ministry of Finance in perpetual deposits (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

         According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on the condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of three quarters ending in the interim period for which the last interim financial statements were issued reflected a loss.

         The Bank ended the years 2001, 2002 and the nine month period ending September 30, 2003 with a loss and as from the financial statements for the first quarter of 2002 the Bank has had no profits from which it could distribute a dividend under the Companies Law.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES  (CONT'D)

          The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

          Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

          o The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.

          o    Non-existence of distributable profits under the Companies Law.

          o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.

          o The prohibition on distribution of dividends according to the Directives of Proper Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

          o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

          On December 1, 2002, the Bank received an answer from the Supervision of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervision's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "it is inappropriate to distribute a dividend at this time". Nevertheless, the Supervision of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General, and that following receipt of clarifications from them and from the Bank to the questions which arose, the Supervision will notify the Bank as to its position.

          In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority to issue their positions on this matter as soon as possible.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES  (CONT'D)

         In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or in liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Regardless of the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained.

         The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares is NIS 47.6 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS
         8.9 million is in respect of the third quarter of 2003 and NIS 26.8 million is in respect of the first three quarters of 2003.

NOTE 6 - NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES

         During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the ordinary preferred shares of the Bank - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines as provided in its articles, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The number of ordinary preferred shares traded on the Stock Exchange is 1,000,000 and their par value is NIS 1,000. Aside from these shares, Classes C, CC, and CC1 of the Bank are also traded on the Stock Exchange. According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the board of directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares. The value of the public's holdings in those shares, as of September 30, 2003, amounted to NIS 1.97 million. In a letter dated October 26, 2003 the Stock Exchange notified the Bank that since the value of the public's holdings as at that date was higher than 1.6 million, it was not recommended before the board of directors of the Stock Exchange to suspend trading of the aforementioned shares. In its letter the Stock Exchange also states that the next examination of compliance with preservation guidelines will be conducted at the beginning of 2004 on the basis of the data as at December 31, 2003.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 7 - LEGAL CLAIMS

          A. In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied upon the provision of it products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf. At this early stage of the proceeding the Bank's legal counsel is unable to evaluate the chances of the claim and therefore no provision was included in respect thereto in the financial statements.


          B. In March 2003, Lehava Underwriters Ltd. (by virtue of it being a shareholder of the Bank) filed a derivative claim in an amount of NIS 409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified its insurance company that the suit was filed. The insurance company has not yet confirmed that the Company's policy for directors and senior officers covers this derivative suit that was filed against the aforementioned senior officers. The suit and representation of the defendants (including the Bank) has been handed over to legal counsel. The defendants filed a request to have the suit summarily dismissed, on grounds that the plaintiff should have filed a request to certify the claim as a derivative claim. The court accepted the position of the defendants and it ordered the plaintiff to file a request to certify its claim as a derivative claim. In the opinion of the Bank's legal counsel, it is not possible at this stage to evaluate the chances of the derivative claim, and in any event since the claim is a derivative claim, the principal exposure of the Bank in respect thereto is to expenses. As a result, no provision was made for this suit in the financial statements.


          C. In February 2003, the Bank was served with a suit in which a company that had received from the Bank government-guaranteed loans in the nineties claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee, but the request has not yet been deliberated. The Bank notified its insurance company regarding the suit, but has not yet received confirmation of the insurance coverage. The Bank has delegated its attorney to handle the suit on its behalf.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 7 - LEGAL CLAIMS (CONT'D)

               At this early stage of the proceedings, the Bank's legal counsel cannot evaluate the chances of the suit. Therefore, no provision has been made in respect of the suit in the financial statements.

          D. In October 2002, a class-action suit was filed against the Bank, against the State of Israel (as the controlling shareholder in the Bank), and against 17 former and current officers of the Bank, together with a petition to have the suit approved as a class action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - "Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified its insurance company that the suit was filed. The Bank has not yet received confirmation from the insurance company that the coverage under its insurance policy for directors and senior officers is applicable to the suit filed against the officers. The Bank has delegated its attorney to handle the suit and the petition to have the suit recognized as a class action. On March 16, 2003, the Banks filed its response with the court, in which it requested to reject the petition without the need to deliberate the merits of the case. In the opinion of the Bank's legal counsel, it is not possible, at present, to estimate the chances of success of the class action and the petition to have it recognized as such. As a result, no provision has been made in the financial statements in respect of this suit.


          E. In August 2000, a suit was filed against one of the Bank's senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was US$ 18,666,711. According to the plaintiff's brief, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy and therefore no provision was included in the financial statements in respect thereto.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 7 - LEGAL CLAIMS (CONT'D)

          F. The Bank was served with a "third party "notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. (hereinafter - "Mizrahi") against the Bank and against ten additional parties, as part of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys which were relied upon in the issuance of letters of approval to the said group of companies, and therefore the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is in a preliminary stage in the proceedings, which makes it difficult to make a definitive evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the said notice, and therefore did not include a provision with respect to the said third-party notice.


          G. The Bank has been informed by a number of parties of their intention to file suit against the Bank and/or senior offices of the Bank and/or the Bank's shareholders in connection with events which recently occurred in the Bank. The Bank was also notified by representatives of a number of provident funds that hold preferred shares of the Bank (C, CC, CC1), that if the Bank does not resume payment of the dividend on these preferred shares, the aforementioned representatives will take all the legal steps necessary in order to realize the right to receive the dividend claimed by their clients.

          H. There are a number of other pending monetary suits in the total amount of NIS 2 million that have been filed in court against the Bank. In light of the difficulty of the Bank's legal counsel to evaluate at this stage the chances of these other claims, no provisions were recorded on the books of the Bank in respect of such claims.

NOTE 8 - INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

          A. On August 8, 2002, further to the approvals of the audit committee and the Board of Directors at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate body or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

               The types of events include, among other things, realization of pledges, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) - 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640.3 million), linked to the increase in the CPI according to the base index published in respect of March 2002. In May 2003, the audit committee and the Board of Directors of the Bank approved the applicability of the indemnification writ to an additional director who completed his service in the Bank prior to July 11, 2002.

          B. Further to the approval of the audit committee on January 15, 2003, the Bank's Board of Directors approved, on January 23, 2003, the issuance of a writ of general exemption from a breach in the duty of care of senior officers of the Bank. The writ applies to officers who served and/or will serve in the Bank commencing August 21, 2002, in connection with duties carried out by them commencing August 21, 2002 and thereafter.

          C. Further to the approval of the audit committee on January 15, 2003, the Bank's Board of Directors approved, on January 23, 2003, the issuance of a writ of indemnification to senior officers who served and/or will serve in the Bank commencing on August 26, 2002, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank, as long as these actions are connected with the sale of the asset and liability portfolio of the Bank, in whole or in part, in one transaction or piecemeal. This writ of indemnification is in addition to the previous writ of indemnification approved by the general shareholders' meeting of the Bank on August 8, 2002, and the amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 50% of the shareholders' equity of the Bank in the financial statements as of September 30, 2002 (which amounted to NIS 445.4 million), linked to the increase in the CPI according to the base index published in respect of September 2002.


          D. In accordance with the Companies Law - 1999, granting exemptions and indemnifications as described in paragraphs "B" and "C" above require the approval of the general shareholders' meeting of the Bank. As long as such approval has not yet been granted, the aforementioned writs are not in effect.

          E. On June 1, 2003, the Board of Directors of the Bank approved issuance of a writ of indemnification to two former employees of the Bank in connection with a suit in the amount of NIS 295 million, which was filed against the Bank and them in February 2003 and the details of which are presented in Note 7C.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003 (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 9 - CLASSIFICATION OF A CUSTOMER DEBT TO SECURITIES

         In accordance with the letter of the Supervisor of Banks dated July 15, 2003 (hereinafter - the directive) with respect to a debt of a customer who was appointed a receiver for the purpose of realizing shares pledged to the Bank, it was determined that it is no longer appropriate to continue to treat the said debt balance that is intended for repayment by the sale of the shares by the receiver, as if it is a credit balance, and therefore on June 30, 2003 these shares were classified as "available for sale securities" and were presented at their market value as at that date.

         Beginning from June 30, 2003 and thereafter these shares are presented under the item of securities and changes in their market value are included in a capital reserve.

         In light of the customer's inability to repay the loan, the Bank had in the past classified the debt of the customer as a non-income bearing debt and had made the provisions required from such a classification. The additional allowance for doubtful debts that was recorded in respect of this debt due to its classification as a non-income bearing debt was not cancelled, regardless of the said change in presentation, and it was classified under other liabilities.

NOTE 10 - TAX ASSESSMENTS

         The Bank was issued final tax assessments up to and including the 2000 tax year. Following the closing of the assessments, provisions for tax in the amount of NIS 2.7 million were cancelled in the second quarter of 2003.

                              The Industrial Development Bank of Israel Limited

APPENDIX A - PROFIT FROM FINANCING ACTIVITIES
             BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                            FOR THE THREE MONTHS                  FOR THE NINE MONTHS
                                                             ENDED SEPTEMBER 30                   ENDED SEPTEMBER 30
                                                         -------------------------------      -------------------------------
                                                                2003               2002              2003               2002
                                                         ------------       ------------      ------------       ------------
                                                         NIS MILLIONS       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                         ------------       ------------      ------------       ------------
                                                                 (UNAUDITED)                          (UNAUDITED)

A.     IN RESPECT OF ASSETS

       From credit to the public                               556.0              335.6             260.3              768.9
       From credit to governments                                6.8                3.0              (3.0)              12.6
       From deposits with the Bank of Israel                     0.2                0.5                 -               (0.5)
       From deposits with banks                                  2.2                0.8              (0.5)               8.2
       From debentures*                                          0.3                1.1               1.2               (0.5)
                                                               -----              -----             -----              -----

                                                               565.5              341.0             258.0              788.7
                                                               -----              -----             -----              -----

B.     IN RESPECT OF LIABILITIES

       On deposits of the public                               (16.7)             (48.0)            (30.8)             (37.8)
       On deposits of the Government                          (467.8)            (243.5)            (73.6)            (628.7)
       On deposits of the Bank of Israel                       (62.5)             (15.5)           (182.3)             (15.3)
       On deposits of banks                                    (10.3)             (15.8)              4.0              (48.0)
                                                               -----              -----             -----              -----

                                                              (557.3)            (322.8)           (282.7)            (729.8)
                                                               -----              -----             -----              -----

C.     IN RESPECT OF DERIVATIVE FINANCIAL
        INSTRUMENTS

       Commission from brokerage
        transactions involving risk                                -                1.3                 -               10.5
       Income (expenses) net in respect of
        financial derivatives ALM                                0.7               (5.3)             38.3              (13.7)
                                                               -----              -----             -----              -----

                                                                 0.7               (4.0)             38.3               (3.2)
                                                               -----              -----             -----              -----

D.     OTHER

       Commissions from financing
        transactions                                             3.3                8.0              12.5               18.9
       Gains (losses) on sale of available for
        sale debentures, net                                     0.5               (1.2)              0.6                2.3
       Collection of interest on problematic
        debts                                                    0.3                  -               1.7                  -
       Other financing income                                    5.7                6.7              11.1                5.6
       Other financing expenses                                 (3.6)              (4.5)            (11.2)             (12.1)
                                                               -----              -----             -----              -----

                                                                 6.2                9.0              14.7               14.7
                                                               -----              -----             -----              -----
TOTAL OPERATING PROFIT FROM
 FINANCING ACTIVITIES BEFORE ALLOWANCE FOR
 DOUBTFUL DEBTS                                                 15.1               23.2              28.3               70.4
                                                               =====              =====             =====              =====


* In the third quarter of 2003 debentures in the amount of NIS 18.9 million were transferred from the held to maturity portfolio to the available for sale portfolio.

                              The Industrial Development Bank of Israel Limited

APPENDIX B - ALLOWANCE FOR DOUBTFUL DEBTS

------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                  FOR THE THREE MONTHS ENDED SEPTEMBER 30 2003 (UNAUDITED)
                                ---------------------------------------------------------------------------------------------
                                     SPECIFIC   SUPPLEMENTARY           TOTAL        SPECIFIC   SUPPLEMENTARY           TOTAL
                                ALLOWANCE (*)  ALLOWANCE (**)                   ALLOWANCE (*)  ALLOWANCE (**)
                                 ------------    ------------    ------------    ------------    ------------    ------------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                 ------------    ------------    ------------    ------------    ------------    ------------

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD                                670.2            86.8           757.0           402.9            78.4           481.3
                                       -----            ----           -----           -----            ----           -----
Allowance provided
 during the period                      35.2             1.6            36.8            60.8             3.8            64.6
Reduction of allowance                  (1.9)           (8.4)          (10.3)           (0.3)           (6.1)           (6.4)
                                       -----            ----           -----           -----            ----           -----
Amount charged to
 statement of income                    33.3            (6.8)           26.5            60.5            (2.3)           58.2
                                       -----            ----           -----           -----            ----           -----

Debts written off                      (10.2)              -           (10.2)           (0.4)              -            (0.4)
Inflationary erosion and
 adjustment of balances                  6.6               -             6.6            (2.6)              -            (2.6)
                                       -----            ----           -----           -----            ----           -----
BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD                 699.9            80.0           779.9           460.4            76.1            536.5
                                       =====            ====           =====           =====            ====            =====
INCLUDING ALLOWANCE NOT
 DEDUCTED FROM CREDIT TO
 THE PUBLIC                                -             2.4             2.4            18.3               -            18.3
                                       =====            ====           =====           =====            ====            =====



                                                   FOR THE NINE MONTHS ENDED SEPTEMBER 30 2003 (UNAUDITED)
                                ---------------------------------------------------------------------------------------------
                                     SPECIFIC   SUPPLEMENTARY           TOTAL        SPECIFIC   SUPPLEMENTARY           TOTAL
                                ALLOWANCE (*)  ALLOWANCE (**)                   ALLOWANCE (*)  ALLOWANCE (**)
                                 ------------    ------------    ------------    ------------    ------------    ------------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                 ------------    ------------    ------------    ------------    ------------    ------------

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD (AUDITED)                      619.8            82.7           702.5           251.9            72.4           324.3
                                       -----            ----           -----           -----            ----           -----
Allowance provided
 during the period                     101.6             7.2           108.8           230.1             8.2           238.3
Reduction of allowance                  (5.7)           (9.9)          (15.6)           (0.3)           (4.5)           (4.8)
Collection of debts written
 off in previous years                     -               -               -            (0.2)              -            (0.2)
                                       -----            ----           -----           -----            ----           -----
Amount charged to
 statement of income                    95.9            (2.7)           93.2           229.6             3.7           233.3
                                       -----            ----           -----           -----            ----           -----

Debts written off and
 transferred                           (25.8)              -           (25.8)           (2.3)              -            (2.3)
Inflationary erosion and
 adjustment of balances                 10.0               -            10.0           (18.8)              -           (18.8)
                                       -----            ----           -----           -----            ----           -----
BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD                 699.9            80.0           779.9           460.4            76.1           536.5
                                       =====            ====           =====           =====            ====           =====
INCLUDING ALLOWANCE NOT
 DEDUCTED FROM CREDIT TO
 THE PUBLIC                                -             2.4             2.4            18.3               -            18.3
                                       =====            ====           =====           =====            ====           =====


(*)   Not including allowance for interest on non-income bearing credit.
(**)  Including the general allowance for doubtful debts.

                              The Industrial Development Bank of Israel Limited

APPENDIX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                               SEPTEMBER 30, 2003 (UNAUDITED)
                                -------------------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                      ISRAELI CURRENCY                      THERETO
                                -----------------------------    ----------------------------
                                     UNLINKED       LINKED TO              US           OTHER    NON-MONETARY           TOTAL
                                                      THE CPI          DOLLAR      CURRENCIES           ITEMS
                                 ------------    ------------    ------------    ------------    ------------    ------------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                 ------------    ------------    ------------    ------------    ------------    ------------

ASSETS

Cash and deposits
 with banks                             17.0            28.4            49.7             6.6               -           101.7
Securities                               1.9            14.9             0.1               -            64.6            81.5
Credit to the public                 1,186.9         1,120.6         7,082.1           175.6               -         9,565.2
Credit to governments                      -            29.5            79.4            30.7               -           139.6
Fixed assets                               -               -               -               -             5.7             5.7
Other assets                            24.5             2.0               -             0.2             6.6            33.3
Perpetual deposits with
 the Israeli Treasury                      -           804.9               -               -               -           804.9
                                     -------         -------         -------           -----            ----        --------

Total assets                         1,230.3         2,000.3         7,211.3           213.1            76.9        10,731.9
                                     -------         -------         -------           -----            ----        --------

LIABILITIES

Deposits of the public                 231.9           314.1           101.9            12.0               -           659.9
Deposits of banks                    2,047.1            23.1            80.5            30.7               -         2,181.4
Deposits of the Government                 -           585.5         6,681.9               -               -         7,267.4
Perpetual deposit                        0.1               -               -               -               -             0.1
Capital notes                              -               -            29.2               -               -            29.2
Other liabilities                        7.4            56.6             5.0             7.7             2.7            79.4
                                     -------         -------         -------           -----            ----        --------

Total liabilities                    2,286.5           979.3         6,898.5            50.4             2.7        10,217.4
                                     -------         -------         -------           -----            ----        --------

Difference                          (1,056.2)        1,021.0           312.8           162.7            74.2           514.5

Forward transactions, net              626.5          (172.5)         (312.9)         (141.1)              -               -
In the money options, net
 (in terms of base asset)               23.0               -           (23.0)              -               -               -
                                     -------         -------         -------           -----            ----        --------

Total                                 (406.7)          848.5           (23.1)           21.6            74.2           514.5
                                    ========         =======           =====           =====            ====           =====

In the money options, net
 (discounted par value)                 31.5               -           (31.5)              -               -               -
                                    ========         =======           =====           =====            ====           =====


                             The Industrial Development Bank of Israel Limited

-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                               SEPTEMBER 30, 2002 (UNAUDITED)
                                --------------------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                      ISRAELI CURRENCY                      THERETO
                                -----------------------------    ----------------------------
                                     UNLINKED       LINKED TO              US           OTHER    NON-MONETARY           TOTAL
                                                      THE CPI          DOLLAR      CURRENCIES           ITEMS
                                 ------------    ------------    ------------    ------------    ------------    ------------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                 ------------    ------------    ------------    ------------    ------------    ------------

ASSETS

Cash and deposits
 with banks                              7.3            34.3            88.3            18.6               -           148.5
Securities                               2.1            27.8             1.5               -            32.8            64.2
Credit to the public                 1,331.6         1,665.8         8,295.9           325.9               -        11,619.2
Credit to governments                    0.5            36.2           146.3            37.5               -           220.5
Investment in affiliates                   -               -             1.6               -               -             1.6
Fixed assets                               -               -               -               -            11.0            11.0
Other assets                            45.2               -             6.6             6.4             5.8            64.0
Perpetual deposits with
 the Israeli Treasury                      -           798.0               -               -               -           798.0
                                     -------         -------         -------           -----            ----        --------

Total assets                         1,386.7         2,562.1         8,540.2           388.4            49.6        12,927.0
                                     -------         -------         -------           -----            ----        --------

LIABILITIES

Deposits of the public                 524.1           900.2           276.0            38.1               -         1,738.4
Deposits of banks                    1,591.4           155.2           411.8            70.6               -         2,229.0
Deposits of the  Government                -           628.7         7,335.8               -               -         7,964.5
Perpetual deposit                        0.1               -               -               -               -             0.1
Capital notes                              -               -            36.9               -               -            36.9
Other liabilities                       49.9            86.1            24.9            11.1             6.7           178.7
                                     -------         -------         -------           -----            ----        --------

Total liabilities                    2,165.5         1,770.2         8,085.4           119.8             6.7        12,147.6
                                     -------         -------         -------           -----            ----        --------

Difference                            (778.8)          791.9           454.8           268.6            42.9           779.4

Forward transactions, net              489.6               -          (239.0)         (250.6)              -               -
                                     -------         -------         -------           -----            ----        --------

TOTAL                                 (289.2)          791.9           215.8            18.0            42.9           779.4
                                    ========         =======           =====           =====            ====           =====

                              The Industrial Development Bank of Israel Limited

-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF SEPTEMBER 2003

                                                                 DECEMBER 31, 2002 (AUDITED)
                                 -------------------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                      ISRAELI CURRENCY                      THERETO
                                 ----------------------------    ----------------------------
                                     UNLINKED       LINKED TO              US           OTHER    NON-MONETARY           TOTAL
                                                      THE CPI          DOLLAR      CURRENCIES           ITEMS
                                 ------------    ------------    ------------    ------------    ------------    ------------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                 ------------    ------------    ------------    ------------    ------------    ------------
ASSETS

Cash and deposits
 with banks                             57.5            35.0           140.8            11.3               -           244.6
Securities                               1.8            27.6             3.1               -            39.4            71.9
Credit to the public                 1,283.3         1,450.6         7,944.5           273.6               -        10,952.0
Credit to governments                    0.6            32.8           117.7            37.7               -           188.8
Investment in affiliate                    -               -             0.9               -               -             0.9
Fixed assets                               -               -               -               -            10.1            10.1
Other assets                            34.5               -             0.1            14.0             3.4            52.0
Perpetual deposits with
 the Israeli Treasury                      -           803.2               -               -               -           803.2
                                     -------         -------         -------           -----            ----        --------

Total assets                         2,377.7         2,349.2         8,207.1           336.6            52.9        12,323,5
                                     -------         -------         -------           -----            ----        --------

LIABILITIES

Deposits of the public                 303.5           772.3           173.8            47.0               -         1,296.6
Deposits of banks                    2,111.1           158.3           172.4            38.7               -         2,480.5
Deposits of the Government                 -           620.7         7,121.8               -               -         7,742.5
Perpetual deposit                        0.1               -               -               -               -             0.1
Capital notes                              -               -            35.4               -               -            35.4
Other liabilities                       35.7            87.4            14.3             8.8            10.6           156.8
                                     -------         -------         -------           -----            ----        --------

Total liabilities                    2,450.4         1,638.7         7,517.7            94.5            10.6        11,711.9
                                     -------         -------         -------           -----            ----        --------

Difference                          (1,072.7)          710.5           689.4           242.1            42.3           611.6

Forward transactions, net              775.2               -          (548.2)         (227.0)              -               -
In the money options, net
 (in terms of base asset)               86.3               -           (86.3)              -               -               -
                                     -------         -------         -------           -----            ----        --------

Total                                 (211.2)          710.5            54.9            15.1            42.3           611.6
                                    ========         =======           =====           =====            ====           =====

In the money options, net
 (discounted par value)                114.0               -          (114.0)              -               -               -
                                    ========         =======           =====           =====            ====           =====
